February 12, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hanger Orthopedic Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 001-10670
Dear Mr. Rosenberg:
          I am writing in response to Tabitha Aiken’s verbal inquiry on January 29, 2008, in which she requested supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. (the “Company”) for the year ended December 31, 2006. The requested supplemental information is set forth below under the text of the comments contained in our conversation.
Notes to Consolidated Financial Statements, page F-9
Note I — Redeemable Convertible Preferred Stock, page F-26
1.	Please refer to your response to our prior comment #1. Your response indicates that paragraph 28 of Rule 5-.02 of Regulation S-X applies to your Series A Convertible Preferred Stock. However, we were unable to find a discussion of the redemption terms in the filing. Please provide proposed revisions to your disclosure clarifying the terms of redemption related to this instrument.
Response:
The Company will make the following additional disclosure related to the redemption terms of our Series A Convertible Preferred Stock in our Annual Report on Form 10-K for the year ended December 31, 2007.

The Series A Preferred can be redeemed for cash, at the option of the holder, upon the occurrence of a “Fundamental Transaction”, as defined. These events or transactions include (i) acquisition of more than thirty-five percent of voting equity interest of the Company by a legal entity or group; (ii) replacement of more than one-half of the members of the board of directors with members that are not approved by the persons who were directors on May 25, 2006; (iii) a merger or consolidation of the Company or any subsidiary or a sale of all or substantially all of the assets of the Company in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company’s securities prior to the first such transaction continue to hold at least half of the voting rights or voting equity interests of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Company or any significant subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Company; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934 with respect to the Company; (vi) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of the Company’s common stock are permitted to tender or exchange their shares for other securities, cash or property; (vii) the Company effects any reclassification of its common stock or any compulsory share exchange pursuant to which its common stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Company of an agreement directly or indirectly providing for any of the foregoing events. The redemption price per share of Series A Preferred in the event a holder elects redemption following the occurrence of a Fundamental Event, is equal to the stated value per share, plus accrued but unpaid dividends as of the date of the Fundamental Transaction.

We further advise the Staff that the presentation of the Series A Convertible Preferred Stock as Temporary equity is based upon the above terms indicating redemption scenarios that are not solely within the Company’s control. To further clarify our previous response, there are no fixed or determinable redemption terms based on a fixed or determinable date within this instrument.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact the undersigned at (301) 280-4841 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,
/s/ Thomas C. Hofmeister

Thomas C. Hofmeister Vice President and Chief Accounting Officer

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